Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126833
THE IMMUNE RESPONSE CORPORATION
SUPPLEMENT NO. 1 TO PROSPECTUS DATED AUGUST 3, 2005
     This Supplement No. 1, dated August 16, 2005, supplements the information contained in our prospectus dated August 3, 2005 (the “Prospectus”). This supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.
     The following information is hereby provided as a supplement to the information contained in the Prospectus. Readers of the Prospectus should consider all information and statements in the Prospectus which by their nature would be affected by the following new information, to be modified to reflect such new information.
     On August 4, 2005, we borrowed $1,000,000 in cash from Cornell Capital Partners, LP (“Cornell Capital”) under a bridge loan. The outstanding principal balance must be repaid in equal monthly installments beginning in October 2005 and ending on August 4, 2006 and bears 12% interest per annum, payable monthly. The outstanding principal amount of the bridge loan is convertible at the option of Cornell Capital into shares of our common stock at a conversion price of $0.6315 per share, which was 80% of the daily volume weighted average price of our common stock as quoted by Bloomberg, LP on August 4, 2005. In some circumstances the conversion price can be reduced to $0.1579 in the case of an event of default or decreased by the operation of a ratchet-type antidilution provision.
     The bridge loan is secured by substantially all of our assets and our pledge of 4,959,705 shares of common stock to Cornell Capital. We are also obligated, under certain circumstances, to pledge an additional 9,326,000 shares of common stock. Until then, our obligations will be further secured by a pledge to Cornell Capital of 6,000,000 shares of our common stock from Cheshire Associates LLC (“Cheshire”), an affiliate of our director and principal stockholder, Kevin Kimberlin. The pledge of Cheshire’s shares will be released upon satisfaction of all of our obligations under the bridge loan, or upon the satisfaction of the following conditions: (i) shareholder approval of the issuance of all shares issued or to be issued in connection with the bridge loan and the Standby Equity Distribution Agreement; (ii) our entry into an agreement to pledge an additional 9,326,000 shares of common stock to Cornell Capital and (iii) the absence of any event of default with respect to the bridge loan. We agreed to issue common stock warrants to Cheshire as an inducement for its pledge of the 6,000,000 shares to Cornell Capital. These warrants are exercisable at any time between August 2005 and August 2010 at an exercise price of $0.78 per share for that number of shares equal to 2,000 times the number of days that Cheshire’s shares remain pledged to Cornell Capital.
     We also issued warrants to purchase 500,000 shares of common stock, exercisable for 5 years at an exercise price of $0.924 per share, to Cornell Capital in connection with the $1,000,000 borrowed under the bridge loan. In some circumstances the number of warrant shares can be increased, and the exercise price decreased, by the operation of a ratchet-type antidilution provision.
     Finally, we paid Cornell Capital a cash commitment fee of $100,000 and a structuring fee of $10,000 in connection with the $1,000,000 borrowed.
     We have agreed to register for resale on Form S-3 the shares of common stock issuable upon conversion of the bridge loan and upon exercise of Cornell Capital warrants.